

CODA BLOCK

AUCTION ACTIVITY REPORT

(with fills/non-fills)

January 1 - December 31 2018 | By Market Cap

DESCRIPTION	TOTAL	LARGE	MID	SMALL
	YEARLY TOTALS			
Initiated Auctions	89,908	27,281	26,621	36,006
Successful Auctions	7,530	1,326	3,193	3,011
Initiated Shares	1,453,822,112	483,065,203	512,065,570	458,691,339
Responded shares	1,165,638,284	488,083,175	310,261,158	367,293,951
Traded Shares (single counted)	47,872,136	16,291,808	19,317,062	12,263,266
Initiated Unique Symbols	2,656	584	927	1,421
	DAILY AVERAGES			
Initiated Auctions	362	110	107	145
Successful Auctions	30	5	13	12
Traded Shares (single counted)	193,000	65,600	77,800	49,400
Avg. Auction Trade Size	6,358	12,286	6,050	4,073
Avg. Trade Size Ratio to Displayed Size	462%	507%	405%	490%
Avg. Initiating Order Size	17,000	9,100	19,500	13,900
% of Responded Orders w/execution*	16.2%	10.0%	26.2%	14.6%
% of Unique Symbols Traded	25.3%	16.6%	29.3%	28.5%
Average Spread Width for CB Symbols (bps)	14.6	4.5	9.2	26.2
	MID-POINT MOVEMENT WITH AUCTION FILLS (BPS)			
100mls Post-Auction	0.17	0.01	0.12	0.37
1 sec Post-Auction	0.18	0.04	0.12	0.37
30 sec Post-Auction	0.74	0.23	0.54	1.40
60 sec Post-Auction	1.16	0.29	1.13	1.98
	MIDPOINT MARKOUT WITHOUT AUCTION FILLS (BPS)			
100mls Post-Auction	0.01	(0.00)	0.00	0.01
1 sec Post-Auction	0.04	0.02	0.04	0.06
30 sec Post-Auction	0.97	0.47	1.07	1.29
60 sec Post-Auction	1.61	0.85	1.69	2.14

* Excludes passive orders priced outside of the NBBO

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